Exhibit 99.1

WEBULL CORPORATION

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2025

Webull Corporation
Condensed Consolidated Statements of Financial Position

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets
Cash and cash equivalents	$476,682,552	$270,728,008
Cash and cash equivalents segregated under federal and foreign requirements	1,190,513,861	939,232,153
Receivables from brokers, dealers, and clearing organizations	307,518,448	262,093,040
Receivables from customers, net	306,401,011	301,107,428
Prepaid expenses and other current assets	82,585,247	50,344,836
Customer-held fractional shares	127,456,614	108,252,531
Total current assets	2,491,157,733	1,931,757,996

Right-of-use assets	64,192,028	66,293,751
Property and equipment, net	32,894,047	33,629,770
Intangible assets, net	20,477,208	19,415,963
Goodwill	5,197,438	5,197,438
Deferred tax assets	9,727,864	12,374,499
Other non-current assets	1,000,000	–
Total non-current assets	133,488,585	136,911,421
Total assets	$2,624,646,318	$2,068,669,417
Liabilities, mezzanine equity, and shareholders' equity (deficit)
Payables due to customers	$1,693,545,054	$1,378,625,130
Payables due to brokers, dealers, and clearing organizations	3,877,449	1,490,537
Lease liabilities - current portion	3,375,029	4,969,959
Accounts payable and other accrued expenses	55,998,312	61,079,799
Total current liabilities	1,756,795,844	1,446,165,425

Lease liabilities - non-current portion	9,618,423	10,438,555
Unsecured promissory notes	100,000,000	–
Deferred tax liabilities	5,676,865	5,292,255
Total non-current liabilities	115,295,288	15,730,810
Total liabilities	1,872,091,132	1,461,896,235

Commitments and Contingencies (Note 15)	–	–

Mezzanine equity
Convertible redeemable preferred shares (aggregate liquidation preference of $0 and $644,132,365 as of June 30, 2025 and December 31, 2024, respectively; and aggregate redemption value of $0 and $2,861,748,733 as of June 30, 2025 and December 31, 2024, respectively; Note 7)	–	2,861,748,733
Total mezzanine equity	–	2,861,748,733

Shareholders' equity (deficit)
Class A ordinary shares ($0.00001 par value; 4,000,000,000 shares authorized, 401,599,619 and 401,072,472 shares issued and outstanding as of June 30, 2025, respectively; and 143,531,581 and 139,307,224 shares issued and outstanding as of December 31, 2024, respectively)	4,012	1,393
Class B ordinary shares ($0.00001 par value, 1,000,000,000 shares authorized, 82,988,016 shares issued and outstanding as of June 30, 2025 and no shares as of December 31, 2024)	830	–
Treasury shares (527,147 and 4,224,356 shares as of June 30, 2025 and December 31, 2024, respectively)	–	–
Additional paid in capital	2,987,559,282	–
Accumulated deficit	(2,231,782,461)	(2,241,054,086)
Accumulated other comprehensive loss	(4,226,213)	(15,195,946)
Total shareholders' equity (deficit)	751,555,450	(2,256,248,639)
Noncontrolling interest	999,736	1,273,088
Total equity (deficit)	752,555,186	(2,254,975,551)
Total liabilities, mezzanine equity, and total equity (deficit)	$2,624,646,318	$2,068,669,417

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Webull Corporation
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Revenues
Equity and option order flow rebates	$68,688,838	$43,316,935	$132,800,020	$87,229,052
Interest related income	36,286,533	31,898,791	67,426,597	64,396,420
Handling charge income	20,105,503	10,365,426	37,652,513	20,069,935
Other revenues	6,412,476	4,314,736	10,983,055	7,136,201
Total revenues	131,493,350	89,895,888	248,862,185	178,831,608
Operating expenses
Brokerage and transaction	34,800,716	18,963,229	58,046,172	36,896,073
Technology and development	19,140,449	15,000,146	36,065,341	29,890,228
Marketing and branding	30,300,834	33,182,512	53,291,872	67,196,577
General and administrative	50,976,724	31,615,955	84,597,444	63,524,796
Total operating expenses	135,218,723	98,761,842	232,000,829	197,507,674
Other expense, net	17,659,796	1,416,988	18,749,213	1,443,480
Loss before income taxes	(21,385,169)	(10,282,942)	(1,887,857)	(20,119,546)
Provision for income taxes	6,999,777	1,397,200	13,558,002	4,112,661
Net loss	(28,384,946)	(11,680,142)	(15,445,859)	(24,232,207)
Less net loss attributable to noncontrolling interest (Note 4)	(110,919)	(104,600)	(257,639)	(226,420)
Net loss attributable to the Company	(28,274,027)	(11,575,542)	(15,188,220)	(24,005,787)
Preferred shares redemption value accretion	–	(11,096,312)	(21,702,737)	(1,098,804,125)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	(513,080,828)	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	(15,600,000)	–
Excess carrying value of preferred shares repurchased	38,093,537	–	38,093,537	–
Net loss attributable to ordinary shareholders	$(518,861,318)	$(22,671,854)	$(527,478,248)	$(1,122,809,912)

Net loss per share attributable to ordinary shareholders (Note 11)
Basic and diluted	$(1.20)	$(0.16)	$(1.84)	$(8.12)
Weighted-average shares outstanding
Basic and diluted	431,390,035	138,878,054	286,155,488	138,346,243

Net loss	$(28,384,946)	$(11,680,142)	$(15,445,859)	$(24,232,207)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	9,212,371	(1,273,322)	10,954,020	(4,046,056)
Other comprehensive income (loss)	9,212,371	(1,273,322)	10,954,020	(4,046,056)
Comprehensive loss	(19,172,575)	(12,953,464)	(4,491,839)	(28,278,263)
Less comprehensive loss attributable to noncontrolling interest	(110,919)	(104,600)	(257,639)	(226,420)
Less foreign currency translation adjustment attributable to noncontrolling interest	12,414	(2,438)	(15,713)	(12,873)
Preferred shares redemption value accretion	–	(11,096,312)	(21,702,737)	(1,098,804,125)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	(513,080,828)	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	(15,600,000)	–
Excess carrying value of preferred shares repurchased	38,093,537	–	38,093,537	–
Comprehensive loss attributable to ordinary shareholders	$(509,661,361)	$(23,942,738)	$(516,508,515)	$(1,126,843,095)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Webull Corporation
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the Three and Six Months Ended June 30, 2025

	Class A Ordinary		Class B Ordinary		Treasury Share Reserve		Additional Paid	Accumulated	Accumulated Other Comprehensive	Total Shareholders' (Deficit)	Noncontrolling	Total (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	-in-Capital	Deficit	Loss	Equity	Interest	Equity
Balance as of December 31, 2024	139,307,224	$1,393	–	$–	(4,224,356)	$–	$–	$(2,241,054,086)	$(15,195,946)	$(2,256,248,639)	$1,273,088	$(2,254,975,551)
Share-based compensation	–	–	–	–	–	–	8,069,045	–	–	8,069,045	–	8,069,045
Net loss attributable to the Company	–	–	–	–	–	–	–	13,085,807	–	13,085,807	–	13,085,807
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(146,720)	(146,720)
Preferred shares redemption value increase	–	–	–	–	–	–	(8,069,045)	(13,633,692)	–	(21,702,737)	–	(21,702,737)
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	1,769,776	1,769,776	(28,127)	1,741,649
Balance as of March 31, 2025 (Unaudited)	139,307,224	1,393	–	–	(4,224,356)	–	–	(2,241,601,971)	(13,426,170)	(2,255,026,748)	1,098,241	(2,253,928,507)

Issuances of vested restricted stock awards	3,697,209	37	–	–	3,697,209	–	(37)	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	26,969,402	–	–	26,969,402	–	26,969,402
Conversion of preferred shares to ordinary shares	269,381,830	2,694	–	–	–	–	2,745,355,239	–	–	2,745,357,933	–	2,745,357,933
Redesignation of ordinary shares	(82,988,016)	(830)	82,988,016	830	–	–	–	–	–	–	–	–
Issuance of ordinary shares to SKGR shareholders	5,852,239	59	–	–	–	–	(59)	–	–	–	–	–
Issuance of ordinary shares to settle accounts payable	100,000	1	–	–	–	–	1,442,999	–	–	1,443,000	–	1,443,000
Private warrants exercised	1,777,844	18	–	–	–	–	(18)	–	–	–	–	–
Incentive warrants exercised	20,453,945	205	–	–	–	–	204,539,245	–	–	204,539,450	–	204,539,450
Public warrants exercised	804,604	8	–	–	–	–	9,252,938	–	–	9,252,946	–	9,252,946
Repurchase of preferred shares	–	–	–	–	–	–	–	38,093,537	–	38,093,537	–	38,093,537
Net loss attributable to the Company	–	–	–	–	–	–	–	(28,274,027)	–	(28,274,027)	–	(28,274,027)
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(110,919)	(110,919)
Issuance of incentive shares to preferred shareholders	42,685,593	427	–	–	–	–	(427)	–	–	–	–	–
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	9,199,957	9,199,957	12,414	9,212,371
Balance as of June 30, 2025 (Unaudited)	401,072,472	$4,012	82,988,016	$830	(527,147)	$–	$2,987,559,282	$(2,231,782,461)	$(4,226,213)	$751,555,450	$999,736	$752,555,186

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Webull Corporation
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the Three and Six Months Ended June 30, 2024

	Class A Ordinary		Class B Ordinary		Treasury Share Reserve		Additional Paid	Accumulated	Accumulated Other Comprehensive	Total Shareholders' (Deficit)	Noncontrolling	Total (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	-in-Capital	Deficit	Loss	Equity	Interest	Equity
Balance as of December 31, 2023	137,077,382	$1,371	–	$–	(6,454,199)	$–	$–	$(1,755,908,980)	$(6,859,801)	$(1,762,767,410)	$660,221	$(1,762,107,189)
Issuances of vested restricted stock awards	496,219	5	–	–	496,219	–	(5)	–	–	–	–	–
Options exercised	436,074	4	–	–	436,074	–	48,696	–	–	48,700	–	48,700
Share-based compensation	–	–	–	–	–	–	12,136,815	–	–	12,136,815	–	12,136,815
Net income attributable to the Company	–	–	–	–	–	–	–	(12,430,245)	–	(12,430,245)	–	(12,430,245)
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(121,820)	(121,820)
Preferred shares redemption value accretion	–	–	–	–	–	–	(12,185,506)	(1,075,522,307)	–	(1,087,707,813)	–	(1,087,707,813)
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	(2,762,299)	(2,762,299)	(10,435)	(2,772,734)
Balance as of March 31, 2024 (Unaudited)	138,009,675	1,380	–	–	(5,521,906)	–	–	(2,843,861,532)	(9,622,100)	(2,853,482,252)	527,966	(2,852,954,286)

Issuances of vested restricted stock awards	1,295,450	13	–	–	1,295,450	–	(13)	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	8,474,119	–	–	8,474,119	–	8,474,119
Net loss attributable to the Company	–	–	–	–	–	–	–	(11,575,542)	–	(11,575,542)	–	(11,575,542)
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(104,600)	(104,600)
Preferred shares redemption value increase	–	–	–	–	–	–	(8,474,106)	(2,622,206)	–	(11,096,312)	–	(11,096,312)
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	(1,270,884)	(1,270,884)	(2,438)	(1,273,322)
Balance as of June 30, 2024 (Unaudited)	139,305,125	$1,393	–	$–	(4,226,456)	$–	$–	$(2,858,059,280)	$(10,892,984)	$(2,868,950,871)	$420,928	$(2,868,529,943)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Webull Corporation
Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(15,445,859)	$(24,232,207)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred tax expense	3,031,244	(3,071,805)
Depreciation and amortization	1,506,006	1,790,686
Provision for contingent liabilities	–	(225,412)
Provision for expected credit losses	258,665	–
Share-based compensation	35,038,447	20,610,934
Unrealized foreign exchange loss	(1,542,302)	(154,018)
Write-off of deferred equity offering costs	7,603,867	–
Net effect of changes in assets and liabilities:
Net receivables from brokers, dealers and clearing organizations	(43,721,591)	(57,279,747)
Net customer receivables and customer payables	311,899,108	199,543,371
Customer-held fractional shares	(19,204,083)	(28,083,311)
Prepaid expenses and other current assets	(1,593,216)	5,451,174
Operating lease right-of-use assets	2,101,723	(56,144,310)
Accounts payable and other accrued expenses	(5,446,577)	1,292,018
Operating lease liabilities-current	(1,603,447)	1,572,952
Operating lease liabilities-non-current	(820,132)	1,562,350
Net cash provided by operating activities	272,061,853	62,632,675

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(402,315)	(971,028)
Investment in limited liability company units	(1,000,000)	–
Net cash used in investing activities	(1,402,315)	(971,028)

Cash flows from financing activities:
Proceeds from sale of preferred shares	–	40,297,282
Proceeds from exercise of options	–	48,700
Proceeds from incentive warrants exercised	168,270,630	–
Proceeds from public warrants exercised	9,252,946	–
Borrowing from revolving credit agreement	30,000,000	–
Principal payments made on revolving credit agreement	(30,000,000)	–
Principal payments made on insurance premium financing agreement	(470,751)	–
Net cash provided by financing activities	177,052,825	40,345,982

Net increase in cash, cash equivalents and segregated cash	447,712,363	102,007,629
Effective of exchange rate changes	9,523,889	(2,764,555)
Cash, cash equivalents and segregated cash at beginning of the period	1,209,960,161	994,142,467
Cash, cash equivalents and segregated cash at end of the period	$1,667,196,413	$1,093,385,541

Cash, cash equivalents and segregated cash
Cash and cash equivalents	$476,682,552	$335,912,084
Segregated cash	1,190,513,861	757,473,457
Cash, cash equivalents and segregated cash at end of the period	$1,667,196,413	$1,093,385,541

Non-cash financing activities:
Equity issuance costs offset against offering proceeds	$430,066	$–
Insurance premium financing agreement	$2,166,090	$–
Ordinary share warrants issued to preferred shareholders	$15,600,000	$–
Ordinary shares issued to preferred shareholders	$513,080,828	$–
Ordinary shares issued to settle accounts payable	$1,443,000	$–
Preferred shares redemption value accretion	$(21,702,737)	$(1,098,804,125)
Promissory notes issued to repurchase preferred shares	$100,000,000	$–
Reclassification of repurchased preferred shares' excess carrying value from mezzanine equity to shareholders' equity	$38,093,537	$–
Reclassification of mezzanine equity to shareholders' equity from conversion of redeemable preferred shares	$2,745,357,933	$–
Supplemental disclosure:
Income taxes paid	$6,281,913	$8,807,037
Interest paid	$233,350	$–

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 1 — DESCRIPTION OF BUSINESS

Organization

Webull Corporation (“Webull” and, together with its subsidiaries, the “Company”, “we”, or “us”) was incorporated in the Cayman Islands with limited liability in September 2019, and its corporate headquarters is located in St. Petersburg, Florida.

Business Overview

We operate a digital investment platform built upon a next-generation, global infrastructure. Our investment platform provides customers with extensive features and functions that go beyond what is offered by most retail investment platforms in the market today. Our platform allows retail investors worldwide to trade securities through our licensed broker dealer subsidiaries located in various parts of the world, including the United States (“US”), Canada, the United Kingdom (“UK”), Australia, Hong Kong, Indonesia, Singapore, Malaysia, Thailand, Japan, South Africa, and the Netherlands.

In the US, which is our principal market, Webull Financial LLC, our US broker dealer subsidiary, utilizes a clearing organization to handle the clearing of the security transactions of our account holders. Most of our customer accounts were cleared on an omnibus basis with our clearing organization during the three and six months ended June 30, 2025 and 2024.

We generally refer to our platform users throughout our condensed consolidated financial statements as customers. However, most of our platform users do not meet the definition of a customer under ASC 606, Revenues from Contracts with Customers. As particularly discussed in Note 2 – Summary of Significant Accounting Principles – Revenue Recognition, our customers from which we earn and receive revenue are the following: (i) market makers who execute our platform users’ trading orders and pay us a rebate, (ii) platform users who pay us index option fees, large order option fees, future contract commissions, fixed income execution fees, or subscription fees to our Webull Premium service and (iii) our international platform users who pay trading commissions.

Changes in Capital Structure

Change to Authorized Share Capital

On April 10, 2025 the Company increased its authorized share capital to 4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares and changed the par value of its authorized share capital to $0.00001 by means of a fifth amendment to our memorandum of association.

Stock Split

On April 10, 2025, immediately after the conversion of the Company’s preferred shares and prior to the effectuation of the mergers as discussed in Note 5 – Recapitalization Transaction, Webull increased its outstanding Class A ordinary shares by a factor of 3.3593 per outstanding share.

We have retroactively reflected certain changes made to our capital structure on April 10, 2025 in our condensed consolidated financial statements as of the earliest period presented. The capital structure changes consist of (i) a stock split and (ii) an increase to the authorized number of Class A ordinary shares and Class B ordinary shares. The changes made (i) increased the amount of issued, authorized and outstanding Class A ordinary and Class B ordinary shares on our Condensed Consolidated Statements of Financial Position and disclosed in Note 8 – Ordinary Shares, (ii) increased the number of weighted-average shares outstanding used in the computation of loss per share on our condensed consolidated statements of operations and comprehensive loss, (iii) increased the number of share-based awards and decreased the exercise prices of our option awards as disclosed in Note 10 – Share-Based Compensation, (iv) increased the conversion ratio for our preferred shares as disclosed in Note – 7 Convertible Redeemable Preferred Shares, and (v) increased the number of potential ordinary shares outstanding as disclosed in Note 10 – Net Loss Per Share.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

Our accompanying condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commissions (the “SEC”) for interim financial reporting. The condensed consolidated financial statements are unaudited, and in management’s opinion, include all adjustments, including normal recurring adjustments and accruals necessary for a fair presentation of the results for the interim periods presented. US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expenses during the reported periods. Operating results are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2025, or any future period. There have been no material changes in our significant accounting policies as described in our audited annual consolidated financial statements for the year ended December 31, 2024.

Certain reclassifications have been made to prior period amounts to conform to the current period’s presentation. The impact of these reclassifications is immaterial to the presentation of the unaudited condensed consolidated financial statements taken as a whole and had no impact on previously reported net loss.

Basis of Consolidation

Our condensed consolidated financial statements include the financial statements of Webull Corporation and all its subsidiaries. All intercompany balances and transactions have been eliminated.

Segment Reporting

We operate as a single reportable segment. This determination is based upon the financial information reviewed by our Chief Operating Decision Maker (“CODM”). Our CODM is our management committee, which is comprised of the Company’s Chief Executive Officer, President and Chief Financial Officer who collectively assess the performance of the Company and allocate resources across the Company. The internal reporting used collectively by the management committee is presented on a consolidated basis. The accounting policies of the segment are the same as those described in Note 2 to our annual consolidated financial statements. The CODM evaluates the Company’s performance and allocates resources based upon consolidated business metrics, including not limited to registered users, funded accounts, equity notional volume and option contract volume, and financial metrics, which include consolidated revenue, adjusted operating income, adjusted net income and condensed consolidated total assets. Certain information provided to the CODM presents operating expenses on a different basis than that presented in the consolidated statements of operations and comprehensive loss. The operating expenses reviewed by the CODM are presented with share-based compensation excluded. See Note 21 – Segment Reporting for the presentation of segment revenues and operating expenses provided to the CODM for the three and six months ended June 30, 2025 and 2024.

Concentrations

Concentrations of Revenue

Of the counterparties with whom we conducted business during the six months ended June 30, 2025, we had four counterparties who each made up 10% or more of our revenues. Their revenue percentages were 17.7%, 16.3%, 11.3%, and 10.6%.

Of the counterparties with whom we conducted business during the six months ended June 30, 2024, we had three counterparties who each made up 10% or more of our revenues. Their revenue percentages were approximately 29%, 19% and 14%.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

Concentration of Receivables

As of June 30, 2025, we had two counterparties with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization. The counterparty’s receivables represent 78.1% and 10.1%, respectively, of such receivables.

As of December 31, 2024, we had one counterparty with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization. The counterparty’s receivables represent 85% of such receivables.

Execution and Clearing

In the US, we utilize a single third-party clearing broker for the security transactions of our platform users. In the event our clearing broker does not fulfill its obligation we may be exposed to adverse risks.

Foreign Currency Risk

Our condensed consolidated financial statements are prepared using the US dollar as our reporting currency. Our non-US subsidiaries operating around the world primarily use the currency of their country of domicile as their functional currency. Each of our non-US subsidiaries’ financial statements is first prepared in its functional currency and then translated into our reporting currency. Changes in foreign exchange rates between the US dollar and the functional currencies of our non-US subsidiaries may result in material foreign currency translation gains and/or losses that are accounted for as an item of other comprehensive income (loss) within our condensed consolidated statements of operations and other comprehensive loss.

We also enter into transactions that result in monetary assets and liabilities that are denominated in a foreign currency. These transactions are remeasured each reporting period and may result in material foreign currency exchange gains and/or losses depending on changes in the applicable foreign exchange rate.

Our cash accounts at financial institutions are mainly held in U.S. dollar denominated accounts to limit foreign currency risk. As of June 30, 2025 and December 31, 2024, 91% and 90%, respectively, of our total cash balances were held in US dollar denominated accounts.

Contra Revenue

We offer marketing promotions to our platform users that are intended to increase the amount of platform users’ assets on our platform by incentivizing platform users to deposit more cash or transfer securities from other third-party brokerages into their Webull brokerage account in return for a promotional payment in cash or free shares. For our platform users who have been determined to be customers under ASC 606, we account for these promotional payments as a reduction in revenue. For the three months ended June 30, 2025 and 2024, we recorded $5,087,904 and $734,916, respectively, of promotional payments as a reduction in revenue. For the six months ended June 30, 2025 and 2024, we recorded $7,912,560 and $1,812,200, respectively, of promotional payments as a reduction in revenue.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This guidance provides amendments related to the rate reconciliation and income taxes paid disclosures that improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. Other amendments with this guidance improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income or loss and income tax expense or benefit to be consistent with U.S. Securities and Exchange Commission Regulation S-X 210.4-08(h), Rules of General Application – General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. The guidance is effective for fiscal years beginning after December 15, 2024 with early adoption permitted. We adopted this guidance effective January 1, 2025 on a prospective basis. The adoption of this guidance did not have a material impact on our unaudited condensed consolidated financial statements and related disclosures and is not expected to have a material impact on our audited consolidated financial statements and related disclosures for the year ended December 31, 2025.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued Accounting Standards Update 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This amendment will impact various disclosure areas, including the statement of cash flows, accounting changes and error corrections, earnings per share, debt, equity, derivatives, and transfers of financial assets. The amendments in this guidance will only become effective if the SEC removes the related disclosures requirements from Regulation S-X or Regulation S-K by June 30, 2027. Early adoption is prohibited. We are currently evaluating the impacts of the amendment on our consolidated financial statements.

In March 2024, the SEC issued rules under SEC Release No. 33-11275 and 34-99678, “The Enhancement and Standardization of Climate-Related Disclosure for Investors” (the “Final Rules”), which will require registrants to provide certain climate-related information in their registration statements and annual reports. The Final Rules will require information about a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. The Final Rules will also require certain disclosures related to severe weather events and other natural conditions in a registrant’s audited financial statements. The disclosure requirements of the Final Rules will begin phasing in for annual periods beginning in fiscal year 2025. In April 2024, the SEC issued an order staying the Final Rules pending judicial review. On March 27, 2025, the SEC announced that it had voted to end its defense of the Final Rules. However, we are currently monitoring (i) the U.S. Court of Appeals for the Eighth Circuit (the “Eighth Circuit) to see if the Eighth Circuit will make a ruling on the legal challenges made with respect to the Final Rules and (ii) the new SEC Administration’s approach to climate-related disclosures.

In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This guidance provides amendments that require a public business entity to disclose certain disaggregated information about its expenses in the notes to its financial statements to help investors to (i) better understand the entity’s performance, (ii) better assess the entity’s prospects for future cash flows, and (iii) compare an entity’s performance over time and with that of other entities. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods with annual reporting periods beginning after December 15, 2027. Early adoption is permitted. We do not expect these amendments to have a material impact on our consolidated financial statements.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

In May 2025, the FASB issued Accounting Standards Update 2025-03 (“ASU 2025-03”), “Business Combinations (Topic 805) and Consolidation (Topic 810) – Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity.” This guidance provides amendments that require an entity involved in an acquisition transaction effected primarily by exchanges equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. This amendment effectively replaces the current requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider factors to determine which entity is the accounting acquirer. The amendments in ASU 2025-03 are effective for all entities for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods and provides for adoption prospectively. Early adoption is permitted. We do not expect these amendments to have a material impact on our consolidated financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-04 (“ASU 2025-04”), “Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) – Clarifications to Share-Based Consideration Payable to a Customer.” The amendments in ASU 2025-04 reduce diversity in practice for accounting for share-based consideration payable to a customer and will prohibit revenue recognition from being delayed when an entity grants awards that are not expected to vest. The amendments in ASU 2025-04 are effective for annual reporting periods, including interim reporting periods within annual reporting periods, beginning after December 15, 2026. An entity may apply the amendments on a modified retrospective or a retrospective basis. Early adoption is permitted.

In July 2025, the FASB issued Accounting Standards Update 2025-03 (“ASU 2025-05”), “Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses for Accounts Receivable and Contract Assets.” The amendments contained in this guidance provide (i) all entities with a practical expedient and (ii) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, an entity may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in ASU 2025-05 are effective for annual reporting periods beginning after December 31, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. We do not expect these amendments to have a material impact on our consolidated financial statements.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 4 — NONCONTROLLING INTEREST

On January 18, 2023, Webull Securities Limited acquired an 80.1% equity interest in PT Mahastra Andalan Sekuritas, subsequently renamed PT Webull Sekuritas Indonesia (“Webull Indonesia”), for $3,663,788. The 80.1% equity interest provides us with a controlling financial interest through voting interests; and, consequently, we consolidate Webull Indonesia and recognize a noncontrolling interest which represents the 19.9% of equity interests in Webull Indonesia that are not owned by us. Upon acquiring the equity interest in Webull Indonesia, we initially recognized a noncontrolling interest in the amount of $910,230. As of June 30, 2025, our equity interest in Webull Indonesia was unchanged at 80.1%. For the three and six months ended June 30, 2025, the Company’s net loss attributable to noncontrolling interest was $110,919 and $257,639, respectively. For the three and six months ended June 30, 2024, the Company’s net loss attributable to noncontrolling interest was $104,600 and $226,420, respectively. The carrying value of the Company’s noncontrolling interest as of June 30, 2025 and December 31, 2024 was $999,736 and $1,273,088, respectively.

NOTE 5 — RECAPITALIZATION TRANSACTION

Business Combination Agreement

On February 10, 2024, we formed Feather Sound I, Inc. (“Feather Sound I”) and Feather Sound II, Inc. (“Feather Sound II”), each an exempted company incorporated in the Cayman Islands with limited liability, to enter into a business combination agreement as further discussed below.

On February 27, 2024, Webull Corporation, Feather Sound I and Feather Sound II entered into a business combination agreement (the “BCA”) with SK Growth Opportunities Corporation (“SKGR”), an exempted company limited by shares incorporated under the laws of the Cayman Islands.

On December 5, 2024, the parties to the BCA entered into an Amendment to Business Combination Agreement (the “Amended BCA”). The Amended BCA provides for, among other things, (i) a change in the agreed upon enterprise value from $7,700,000,000 to $5,000,000,000 and (ii) the issuance of an aggregate of 20,000,000 incentive warrants to certain shareholders of Webull.

On April 10, 2025, the business combination transaction closed (the “Closing Date”).

Mergers

The business combination transaction was effectuated by a series of mergers. First, Feather Sound I merged with SKGR (the “First Merger”) with SKGR surviving the merger as a wholly-owned subsidiary of Webull Corporation. Second, SKGR merged with Feather Sound II (the “Second Merger”) with Feather Sound II surviving as a wholly-owned subsidiary of Webull Corporation.

Capital Restructure

On the Closing Date, immediately prior to the First Merger, the following actions occurred and were effected:

i.	each preferred share of the Company issued and outstanding was converted into one Class A ordinary share.

ii.	the fifth amended and restated memorandum and articles of association of the Company were adopted and became effective, which, among other items, increased the Company’s Class A and Class B ordinary shares to 4,000,000,000 and 1,000,000,000, respectively, decreased the par value of ordinary share capital to $0.00001, and removed preferred shares from the Company’s authorized capital.

iii.	each Class A ordinary share, excluding ordinary shares held by holding vehicles controlled by our founder, were increased by a factor of 3.3593 (the “Stock Split Factor”).

iv.	each Class A ordinary share held by holding vehicles controlled by our founder were increased by the Stock Split Factor and redesignated as Class B ordinary shares.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 5 — RECAPITALIZATION TRANSACTION (cont.)

v.	each option granted and outstanding under the Company’s 2021 Global Share Incentive Plan became an option to purchase the Company’s Class A ordinary shares, exercisable for the number of shares and at the per share exercise price as adjusted by the Stock Split Factor and otherwise subject to the same terms and conditions that applied prior to the stock split.

vi.	each restricted share unit granted and outstanding under the Company’s 2021 Global Share Incentive Plan was cancelled in exchange for a right to acquire a number of the Company’s Class A ordinary shares as adjusted by the Stock Split Factor and otherwise subject to the same terms and conditions that applied to the restricted share unit prior to the stock split.

vii.	Each restricted share granted and outstanding under the Company’s 2021 Global Share Incentive Plan was increased by the Stock Split Factor and subject to the same terms and conditions as were applicable prior to the stock split.

Summary of Recapitalization

On the Closing Date, the Company (i) received net trust proceeds of $366,702, (ii) issued an aggregate of 5,852,239 Class A ordinary shares to SKGR shareholders and affiliates, (iii) issued an aggregate of 312,065,312 Class A ordinary shares to former Webull preferred shareholders, (iv) issued 82,988,016 Class B ordinary shares to its founder, (v) issued an aggregate of 20,913,089 incentive warrants to SKGR shareholders and certain Webull shareholders, and (vi) assumed an aggregate of 17,271,990 SKGR issued and outstanding warrants.

Accounting Treatment

The Company has been determined to be both the “legal” and “accounting” acquirer and SKGR is the “acquired” company. SKGR does not meet the U.S. GAAP definition of a business as its net assets are predominantly cash and investments held in a trust account for the sole purpose of effectuating a business combination transaction. As such, the Company has determined (i) that the business combination transaction is not within the scope of ASC 805 – Business Combinations (“ASC 805) and (ii) the business combination transaction is representative of a recapitalization transaction as the Company is effectively issuing its Class A ordinary shares and other securities for the cash held in SKGR’s trust account.

NOTE 6 — LEASES

Our operating lease cost for the six months ended June 30, 2025 and 2024 was $2,836,006 and $2,087,808, respectively, and was recorded in general and administrative expenses on our condensed consolidated statements of operations and comprehensive loss. We classify operating lease payments as cash outflows from operating activities in the condensed consolidated statements of cash flows. We also present the change in the carrying amount of the right-of-use assets and operating lease liabilities as two adjustments in determining net cash provided by operating activities.

The following table presents balances reported in our condensed consolidated statements of financial position related to our operating leases as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Right-of-use assets	$64,192,028	$66,293,751

Lease liabilities – current	$3,375,029	$4,969,959
Lease liabilities – non-current	9,618,423	10,438,555
Total lease liabilities	$12,993,452	$15,408,514

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 6 — LEASES (cont.)

The following is a summary of supplemental information pertaining to our operating leases for the six months ended June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024
Cash payments for operating leases	$2,054,585	$44,927,899
Lease liabilities arising from obtaining right-of-use assets	$1,152,336	$5,688,671

NOTE 7 — CONVERTIBLE REDEEMABLE PREFERRED SHARES

We had various series of convertible redeemable preferred shares (collectively, “Preferred Shares”) authorized and outstanding prior to April 10, 2025, the closing date of the business combination transaction with SKGR, as further discussed in Note 5 – Recapitalization Transaction. After the closing of the business combination transaction, we no longer have authorized and outstanding convertible redeemable preferred shares due to (i) the Company repurchasing a portion of Series D preferred shares from certain preferred shareholders prior to closing (the “Preferred Share Repurchase”), (ii) all remaining outstanding Preferred Shares after the Preferred Share Repurchase were automatically converted into Class A ordinary shares in connection with the business combination agreement, and (iii) contemporaneously with the closing we amended and restated our articles of association to remove preferred shares as an authorized share capital of the Company.

The table below presents our various series convertible redeemable preferred shares that were authorized and outstanding as of December 31, 2024.

December 31, 2024
Series	Authorized	Issued and Outstanding
A-1	16,518,502	15,181,000
A-2	14,244,000	14,244,000
A-3	3,536,099	2,828,899
B-1	13,111,999	13,111,999
B-2	9,090,900	9,090,900
B-3	2,100,000	2,100,000
C-1	13,684,800	13,684,800
D	15,000,000	12,963,577
	87,286,300	83,205,175

Preferred Share Repurchase

On April 10, 2025, immediately prior to the Company’s Preferred Shares converting in accordance with the business combination agreement, the Company repurchased 3,017,119 Series D Preferred Shares, with a carrying amount of $138,093,537, from certain preferred shareholders in exchange for promissory notes with an aggregate principal balance of $100,000,000. The difference between the carrying value of the repurchased shares and the aggregate principal balance issued as consideration was $38,093,537, which was recorded as a decrease to the net loss attributable to the Company in determining the net loss attributable to ordinary shareholders for purposes of calculating earnings per share for the three and six months ended June 30, 2025.

Conversion of Preferred Shares

On April 10, 2025, after the Preferred Share Repurchase, all remaining Preferred Shares converted into 269,381,830 Class A ordinary shares. The carrying value of the Preferred Shares at the date of conversion was $2,745,357,933 and was reclassified from mezzanine equity to additional paid-in-capital.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 7 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The following table presents the activity of our various series of convertible redeemable preferred shares for the three and six months ended June 30, 2025.

	Series A-1 Preferred Shares		Series A-2 Preferred Shares		Series A-3 Preferred Shares		Series B-1 Preferred Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Beginning balances as of December 31, 2024	15,181,000	$485,488,380	14,244,000	$456,377,760	2,828,899	$90,666,213	13,111,999	$423,255,328
Preferred Shares redemption value accretion	–	5,920,590	–	5,127,840	–	1,018,404	–	3,146,879
Ending balances as of March 31, 2025	15,181,000	491,408,970	14,244,000	461,505,600	2,828,899	91,684,617	13,111,999	426,402,207
Repurchase of preferred shares	–	–	–	–	–	–	–	–
Conversion of preferred shares to ordinary shares	(15,181,000)	(491,408,970)	(14,244,000)	(461,505,600)	(2,828,899)	(91,684,617)	(13,111,999)	(426,402,207)
Ending balances as of June 30, 2025	–	$–	–	$–	–	$–	–	$–

	Series B-2 Preferred Shares		Series B-3 Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Total Preferred Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Beginning balances as of December 31, 2024	9,090,900	$295,908,795	2,100,000	$68,775,000	13,684,800	$458,577,648	12,963,577	$582,699,609	83,205,175	$2,861,748,733
Preferred Shares redemption value accretion	–	909,090	–	–	–	(5,063,376)	–	10,643,310	–	21,702,737
Ending balances as of March 31, 2025	9,090,900	296,817,885	2,100,000	68,775,000	13,684,800	453,514,272	12,963,577	593,342,919	83,205,175	2,883,451,470
Repurchase of preferred shares	–	–	–	–	–	–	(3,017,119)	(138,093,537)	(3,017,119)	(138,093,537)
Conversion of preferred shares to ordinary shares	(9,090,900)	(296,817,885)	(2,100,000)	(68,775,000)	(13,684,800)	(453,514,272)	(9,946,458)	(455,249,382)	(80,188,056)	(2,745,357,933)
Ending balances as of June 30, 2025	–	$–	–	$–	–	$–	–	$–	–	$–

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 7 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Share Issuance

On January 10, 2024, we issued 1,215,817 shares of Series D preferred shares to an accredited investor for total proceeds of $40,297,282.

The following table presents the activity of our various series of convertible redeemable preferred shares for the three and six months ended June 30, 2024.

	Series A-1 Preferred Shares		Series A-2 Preferred Shares		Series A-3 Preferred Shares		Series B-1 Preferred Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Beginning balances as of December 31, 2023	15,181,000	$352,502,820	14,244,000	$334,164,240	2,828,899	$66,479,127	13,111,999	$318,883,816
Issuance of Preferred Shares	–	–	–	–	–	–	–	–
Preferred Shares redemption value accretion	–	228,170,430	–	212,805,360	–	42,207,173	–	191,566,305
Ending balances as of March 31, 2024	15,181,000	580,673,250	14,244,000	546,969,600	2,828,899	108,686,300	13,111,999	510,450,121
Preferred Shares redemption value accretion	–	910,860	–	712,200	–	169,734	–	786,720
Ending balances as of June 30, 2024	15,181,000	$581,584,110	14,244,000	$547,681,800	2,828,899	$108,856,034	13,111,999	$511,236,841

	Series B-2 Preferred Shares		Series B-3 Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Total Preferred Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Beginning balances as of December 31, 2023	9,090,900	$230,272,497	2,100,000	$55,965,000	13,684,800	$395,627,568	11,747,760	$572,468,345	81,989,358	$2,326,363,413
Issuance of Preferred Shares	–	–	–	–	–	–	1,215,817	40,297,282	1,215,817	40,297,282
Preferred Shares redemption value accretion	–	129,272,598	–	28,959,000	–	176,533,920	–	78,193,027	–	1,087,707,813
Ending balances as of March 31, 2024	9,090,900	359,545,095	2,100,000	84,924,000	13,684,800	572,161,488	12,963,577	690,958,654	83,205,175	3,454,368,508
Preferred Shares redemption value accretion	–	4,545,450	–	147,000	–	1,231,632	–	2,592,716	–	11,096,312
Ending balances as of June 30, 2024	9,090,900	$364,090,545	2,100,000	$85,071,000	13,684,800	$573,393,120	12,963,577	$693,551,370	83,205,175	$3,465,464,820

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 7 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The major rights of our Preferred Shares, prior to their conversion, were as follows:

Voting Rights

Each holder of our Preferred Shares was entitled to the number of votes as the number of Class A ordinary shares into which each holder’s preferred shares were convertible. Preferred shareholders and ordinary shareholders vote on all matters as a single class.

Dividend Rights

In the event our board declared a dividend, our Preferred Shares were entitled to receive a non-cumulative dividend of 8% per annum based on their respective original issue price prior to any ordinary share receiving a dividend. If the declared dividend was sufficient to cover the 8% minimum dividend, then the Preferred Shares would have participated in the remaining dividend amount on an as-converted basis with the ordinary shares. No dividends had been declared or paid on our ordinary shares prior to the conversion of our Preferred Shares in connection with the business combination transaction.

Conversion Rights

Our Preferred Shares had an optional conversion feature and an automatic conversion feature. Upon a conversion, the Preferred Shares were convertible into Class A ordinary shares. The conversion ratio for our Preferred Shares was 1 for 3.3593 and may change due to standard antidilutive adjustments. Preferred shareholders had the right to convert their preferred share holdings at any time in whole or in part. Our Preferred Shares were to automatically convert in the event of a public offering or an alternative listing, including through merger with an existing listed company or a special-purpose acquisition company. Our Series C preferred shares were to automatically convert in the event holders of more than 50% of such shares elected to convert their shares. Our Series D preferred shares were to automatically convert in the event holders of more than 66% of such shares elected to convert their shares.

Redemption Rights

In the event an automatic conversion or liquidation event had not occurred, our Preferred Shares become redeemable at the option of the holder on the earlier of June 10, 2026, or the date in which the principal business cannot be continued due to certain adverse circumstances (e.g., material integrity problems or fraud of our cofounders, loss of our business qualification, licenses, permits, etc.). The redemption amount payable to the holders would be determined as the higher of a 10% per annum return from the preferred shares original issuance date through the date of redemption or the fair market value on the redemption date. No event had occurred which would allow holders of our Preferred Shares to exercise their redemption option.

The following presents the aggregate and per share redemption value of each preferred share series as of December 31, 2024:

As of December 31, 2024
Series	Total	Per Share
A-1	$485,488,380	$31.98
A-2	456,377,760	$32.04
A-3	90,666,213	$32.05
B-1	423,255,328	$32.28
B-2	295,908,795	$32.55
B-3	68,775,000	$32.75
C-1	458,577,648	$33.51
D	582,699,609	$44.95
	$2,861,748,733

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 7 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Liquidation Rights

Our Preferred Shares were entitled to a liquidation preference in the event of a liquidation event. Liquidation events include the following items:

●	Any consolidation, reorganization, merger or any other arrangement whereby our shareholders prior to such transaction do not own at least 50% of the surviving entity.

●	A sale, lease, transfer or other disposition of all or substantially all of our assets.

●	Exclusive licensing of all or substantially all of our intellectual property rights to a third party.

●	Any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary.

No event occurred which would allow holders of our Preferred Shares to exercise their liquidation rights.

The following presents the liquidation preferences of our preferred shares by series as of December 31, 2024:

As of December 31, 2024
Series	Outstanding Shares	Original Issue Price	Liquidation Multiplier	Liquidation Preference
A-1	15,181,000	$0.45	1.2	$8,197,740
A-2	14,244,000	$0.91	1.0	12,962,040
A-3	2,828,899	$0.97	1.0	2,744,032
B-1	13,111,999	$2.29	1.0	30,026,478
B-2	9,090,900	$3.85	1.0	34,999,965
B-3	2,100,000	$5.00	1.0	10,500,000
C	13,684,800	$8.41	1.0	115,089,168
D	12,963,577	$33.14	1.0	429,612,942
Aggregate liquidation preference				$644,132,365

In an event of liquidation, the order of liquidation distribution is first Series D followed by Series C, B-3, B-2, B-1, A-3, A-2 and then A-1. If in the event of a liquidation, our assets are insufficient to distribute and satisfy a particular Series’ liquidation preference in its entirety, then the assets available for distribution will be distributed ratably in proportion to the holders of that respective preferred series’ liquidation preference.

Right of Participation

Our holders of Preferred Shares (“Participation Right Holders”) had rights of participation (“Right of Participation”) with respect to the issuance of new equity securities. The Right of Participation does not apply to the following issuances of securities:

●	Ordinary shares issued or reserved under our Global Share Incentive Plan.

●	Ordinary shares issued in connection with a share split, consolidation or share dividend.

●	Ordinary shares issuable upon conversion of our Preferred Shares.

●	Equity securities issued in connection with a public offering.

●	Any equity securities issued in connection with the acquisition of another corporation or entity by consolidation, merger, purchase of assets, or other reorganization in which we acquire, in a single transaction or a series of related transactions, all or substantially all assets of other corporation or entity or 50% percent or more of the equity ownership or voting power of such other corporation or entity.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 8 — ORDINARY SHARES

We have two authorized classes of ordinary share capital: Class A and Class B ordinary shares (collectively, referred to as Ordinary Shares). The par value of our Ordinary Shares is $0.00001 per share. With the exception for voting and conversion rights, the Class A and Class B ordinary shares are identical. As of June 30, 2025 and December 31, 2024, we had authorized Class A ordinary shares of 4,000,000,000 and authorized Class B ordinary shares of 1,000,000,000. As of June 30, 2025, we had 401,599,619 and 401,072,472 Class A ordinary shares issued and outstanding, respectively. As of December 31, 2024, we had 143,531,581 and 139,307,224 Class A ordinary shares issued and outstanding, respectively. We had 82,988,016 Class B ordinary shares issued and outstanding as of June 30, 2025 and had no Class B ordinary shares issued or outstanding as of December 31, 2024.

Recent Issuances

On April 10, 2025, the Company issued 42,685,593 Class A ordinary shares (the “Incentive Shares”) to certain preferred shareholders for no cash proceeds. The aggregate fair value of the Incentive Shares was $513,080,828. The Company determined that the issuance of the Incentive Shares to certain preferred shareholders represents a dividend, which was recorded as an increase in the net loss attributable to the Company in determining the net loss attributable to ordinary shareholders for purposes of calculating earnings per share for the three and six months ended June 30, 2025. Furthermore, since the Company has an accumulated deficit, the dividend was recorded as a reduction to additional paid-in capital, offset by the increase to additional paid-in capital of the fair value of the Incentive Shares issued.

In addition, on April 10, 2025, the Company made the following issuances of and changes in Class A Ordinary Shares:

i.	269,381,830 Class A ordinary shares in connection with the conversion of the Company’s outstanding Preferred Shares.

ii.	82,988,016 Class A ordinary shares held by holdings vehicles controlled by our founder were redesignated as Class B ordinary shares.

iii.	5,852,239 Class A ordinary shares to various SKGR shareholders.

On April 29, 2025, we issued in total 100,000 Class A ordinary shares to several professional service firms as payment for services rendered. The total fair value of the shares issued was $1,442,999.

On May 13, 2025, we issued 1,777,844 Class A ordinary shares in connection with the cashless exercise of the Private Warrants we assumed as part of the business combination transaction. See Note 9 - Warrants for the terms of the Private Warrants.

On various dates in May and June, the Company issued in total 804,604 Class A ordinary shares in exchange for aggregate proceeds of $9,252,946 in connection with the exercise of Public Warrants we assumed as part of the business combination transaction. See Note 9 - Warrants for the terms of the Public Warrants.

On various dates in May and June, the Company issued in total 20,453,945 Class A ordinary shares in exchange for aggregate proceeds of $204,539,450 in connection with the exercise of Incentive Warrants. As of June 30, 2025, $36,268,820 of proceeds were held by our transfer agent and remitted to us on July 3, 2025. See Note 9 - Warrants for the terms of the Incentive Warrants.

Deferred Equity Offering Costs

The business combination transaction with SKGR was determined to be representative of a recapitalization transaction and outside the scope ASC 805. Prior to the closing of the business combination transaction, we had capitalized deferred equity offering costs of $11,406,759, which represent direct costs associated with the Company’s SEC registration statement, prospectus, issuance of its ordinary shares and Incentive Warrants, and the assumption of SKGR’s Private and Public Warrants in anticipation of receiving net proceeds in excess of the equity offering costs incurred. However, upon the closing of business combination, higher-than-expected SKGR shareholder redemptions occurred which resulted in the Company receiving net proceeds of $430,066, which consisted of $366,702 from SKGR’s trust account and $63,364 in operating cash that remained after settlement of SKGR’s working capital obligations. The net proceeds received were insufficient to absorb the entire balance of deferred equity offering costs. Therefore, the Company offset the additional paid-in capital amount that resulted from recording the net proceeds received from the Company’s issuance of equity to SKGR shareholders with an equal amount of deferred equity offering costs and expensed the remainder of $10,976,693 within other expense, net in the Company’s condensed consolidated statements of operations and comprehensive loss.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 8 — ORDINARY SHARES (cont.)

Our Ordinary Shares have the following rights:

Voting Rights

Our Class A ordinary shares are entitled to one vote, and our Class B ordinary shares are entitled to 20 votes. Class A and Class B vote together as one class on all matters requiring a shareholder vote.

Conversion Rights

Our Class A ordinary shares are not convertible into Class B ordinary shares. Our Class B ordinary shares are convertible, at the option of the holder, at any time into one Class A ordinary share. Furthermore, each Class B ordinary share shall automatically convert into one Class A ordinary share upon (i) a transfer by a Class B ordinary shareholder to any person or entity which is not an affiliate of such shareholder or (ii) a change of beneficial ownership of any Class B ordinary share as a result of which any person or entity which is not an affiliate of the registered holder of such Class B ordinary share becomes a beneficial owner of such Class B ordinary share.

Dividend Rights

Subject to the rights of our Preferred Shares, the holders of our Ordinary Shares will be entitled to receive ratable dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. As of June 30, 2025, we have not declared or paid a dividend.

Right to Receive Liquidation Distributions

If we liquidate, dissolve or wind up, after all liabilities and, if applicable, the holders of our Preferred Shares have been paid in full according to their respective liquidation preference, the holders of our Ordinary Shares will be entitled to share ratably in all remaining assets.

No Preemptive or Similar Rights

The rights, preferences and privileges of the holders of our Ordinary Shares are subject to, and may be adversely affected by, the rights of the holders of our Preferred Shares. Our Ordinary Shares have no preemptive rights or similar rights with respect to a conversion of Preferred Shares, which may result in significant dilution.

Treasury Shares

As of June 30, 2025 and December 31, 2024, Webull Partners Limited, our share-award platform entity for certain employees, has been issued a total of 11,466,312 Class A ordinary shares. Of such shares, 10,939,165 and 7,241,956 are accounted for as outstanding as they relate to certain exercises of employee options and vested RSAs as of June 30, 2025 and December 31, 2024, respectively. The remaining balance of 527,147 and 4,224,356 as of June 30, 2025 and December 31, 2024, respectively, is reserved for future vesting of RSAs and option exercises. We have treated the reserved share amount as issued but not outstanding and presented them as treasury shares in our condensed consolidated statement of financial position and condensed consolidated statements of changes in shareholders’ equity (deficit). The treasury shares have no cost basis.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 9 — WARRANTS

On April 10, 2025, in connection with the business combination transaction, we (i) issued 20,000,000 Class A ordinary share warrants to certain preferred shareholders and issued 913,089 Class A ordinary share warrants to non-redeeming SKGR shareholders (the “Incentive Warrants”), (ii) assumed 10,479,990 of SKGR’s public warrants (the “Public Warrants”), and (iii) assumed 6,792,000 of SKGR’s warrants held by its sponsor and affiliates (the “Private Warrants”).

We have determined that the Incentive Warrants issued and the Public and Private Warrants assumed satisfy the equity classification criteria of ASC 815-40 and do not meet the temporary equity classification criteria of ASC 480-10-S99. Therefore, we have classified these warrants as permanent equity within the shareholders’ equity section on our condensed consolidated statements of financial position.

The following is a summary of the significant terms of our outstanding warrants.

Incentive Warrants

 The Incentive Warrants may only be exercised for a whole number of Class A ordinary shares. The Incentive Warrants became exercisable on May 9, 2025 and will remain exercisable provided that the Company maintains an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Incentive Warrants and a current prospectus relating to them is available. The Company is required to use its best efforts to maintain the effectiveness of its registration statement and a current prospectus relating thereto, until the expiration or redemption of the Incentive Warrants. The Incentive Warrants have an exercise price of $10.00 per share, subject to antidilutive and other adjustments, and will expire on April 10, 2029 or earlier upon redemption or liquidation.

If the Class A ordinary shares are at the time of any exercise of an Incentive Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company agrees to use its commercially reasonable efforts to register or qualify for sale of the Class A ordinary shares issuable upon exercise of the Incentive Warrants under the blue sky laws of the state of residence of the exercising Incentive Warrant holder to the extent an exemption is not available. The Company’s responsibility remains until the expiration or redemption of the Incentive Warrants.

The Company may redeem, at the option of the Company, not less than all of the outstanding Incentive Warrants at any time while they are exercisable and prior to their expiration at a redemption price of $0.01 per Incentive Warrant; provided that (i) the reference value (defined as the volume-weighted average price of the Class A ordinary shares for any thirty trading day period ending on the third trading day prior to the date on which notice of redemption is given) equals or exceeds $18.00 per Class A ordinary share, and (ii) there is an effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the Incentive Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period, which begins the day after Incentive Warrant holders are provided notice of the Company’s intent to exercise its redemption right and ends on the redemption date.

On May 29, 2025, the Company delivered its notice of redemption to redeem on June 30, 2025 all of its outstanding Incentive Warrants for $0.01 per Incentive Warrant. On June 30, 2025, Incentive Warrants in the aggregate amount of 459,144 were void and no longer exercisable and their holders had no rights with respect to the Incentive Warrants, except to receive a redemption price of $0.01 per Incentive Warrant held. On July 3, 2025, the Company paid the redemption price to holders, which was $4,591 in total.

 Public Warrants and Private Warrants

The Public and Private Warrants (collectively, the “Warrants”) may only be exercised for a whole number of Class A ordinary shares. The Public Warrants became exercisable on May 9, 2024 and will remain exercisable provided that the Company maintains an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company is required to use its best efforts to maintain the effectiveness of its registration statement and a current prospectus relating thereto, until the expiration of the Warrants. The Warrants have an exercise price of $11.50 per share, subject to antidilutive adjustments (e.g., split-ups, reverse split, dividends), and will expire on April 10, 2030 or earlier upon redemption or liquidation.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 9 — WARRANTS (cont.)

In the event that the Company fails to maintain an effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the Warrants, the holder shall have the right during the period in which the Company failed to maintain an effective registration statement to exercise such Warrants on a cashless basis.

If the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company, at its option, may require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and (i) in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants or (ii) if the Company does not so elect, the Company agrees to use its commercially reasonable efforts to register or qualify for sale the Class A ordinary shares issuable upon exercise of the Public Warrants under the blue sky laws of the state of residence of the exercising Public Warrant holder to the extent an exemption is not available.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants (i) are not redeemable by the Company, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders (and the Class A ordinary shares issuable upon exercise of these warrants may not be transferred, assigned or sold by the holders) until May 10, 2025, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. As of June 30, 2025, we had no outstanding Private Warrants as all were exercised.

Once the Public Warrants became exercisable, the Company may redeem the outstanding Public Warrants:

(i)	in whole and not in part

(ii)	at a price of $0.01 per warrant;

(iii)	upon a minimum of 30 days’ prior written notice of redemption, the “30-day redemption period”; and

(iv)	if, and only if, the last reported sale price of Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Public Warrant holder.

The Company will not redeem the Public Warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period or the Company has elected to require the exercise of the Public Warrants on a “cashless basis”. If the Company calls the Public Warrants for redemption as described above, the Company will have the option to require all holders that wish to exercise such warrants to do so on a “cashless basis.”

Summary of Warrant Activity

The following table presents the activity of our warrants for the six months ended June 30, 2025.

	Incentive Warrants	Public Warrants	Private Warrants
Outstanding at December 31, 2024	–	–	–
Issuances	20,913,089	–	–
Assumption	–	10,479,990	6,792,000
Exercises	(20,453,945)	(804,604)	(6,792,000)
Redemption	(459,144)	–	–
Outstanding at June 30, 2025	–	9,675,386	–

During the six months ended June 30, 2025, we had 20,453,945 Incentive Warrants exercise for aggregate exercise proceeds of $204,539,450. As of June 30, 2025, our transfer agent had not remitted to us exercise proceeds of $36,268,820, which was included in Prepaid expenses and other current assets in the condensed consolidated statements of financial position. We received the unremitted proceeds on July 3, 2025.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 9 — WARRANTS (cont.)

On May 29, 2025, we delivered our notice of redemption to redeem on June 30, 2025 (the “Redemption Date”) all of our outstanding Incentive Warrants that remain unexercised at 5:00 pm New York City time on June 30, 2025 (the “Redemption Date Deadline”), after which time those Incentive Warrants will be void and no longer exercisable and their holders will have no rights with respect to those Incentive Warrants, except to receive a redemption price of $0.01 per Incentive Warrants held.

On June 30, 2025, after the Redemption Date Deadline, 459,144 Incentive Warrants became void and no longer exercisable and their holders received $0.01 per Incentive Warrant held. We paid an aggregate redemption payment of $4,591 on July 3, 2025.

During the six months ended June 30, 2025, we had 804,604 Public Warrants exercise for aggregate exercise proceeds of $9,252,946. As of June 30, 2025, we had received all exercise proceeds and had issued all underlying Class A ordinary shares.

On May 12, 2025, the holders of our Private Warrants exercised their cashless exercise right. We issued 1,777,844 Class A ordinary shares upon the cashless exercise of 6,792,000 Private Warrants.

NOTE 10 — SHARE-BASED COMPENSATION

We have established a Global Share Incentive Plan (the “Incentive Plan”) for the purpose of providing share-based compensation as incentives and rewards to employees and consultants. As of June 30, 2025, the Incentive Plan has reserved 44,400,984 shares for share-based awards. The Incentive Plan may issue share-based awards in the form of equity options (“Share Options”), restricted share units (“RSUs”), and restricted share awards (“RSAs”).

Our share-based awards generally vest in accordance with the following schedule:

●	50% at the second anniversary of the grant date

●	25% at the third anniversary of the grant date

●	25% at the fourth anniversary of the grant date

Vesting commences on the grant date. Upon termination of employment, unvested share-based awards are subject to forfeiture. The share-based awards are not transferable and may not be sold, pledged or otherwise transferred, and grantees are not entitled to vote the restricted shares or receive dividends paid on the restricted shares.

Share Options

For the six months ended June 30, 2025 and 2024, we granted 805,889 and 3,539,627 Share Options, respectively, to employees with a weighted average grant-date fair value of $9.49 and $6.55 per option, respectively. We estimated the fair value of the Share Options on the date of grant using the Black-Scholes option pricing model. The following are the significant assumptions used in the model:

	For the Six Months Ended June 30,
	2025	2024
Dividend yield	0%	0%
Risk-free interest rate	1.62%	2.26%
Expected volatility(1)	35.50%	60%
Expected term	2.75 years	2.75 years

(1)	Expected volatility of the underlying ordinary shares of the Company was estimated based on the average historical volatility of comparable companies for the period before grant date with time frames equal to the life of the options.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 10 — SHARE-BASED COMPENSATION (cont.)

A summary of the Share Option activity for the six months ended June 30, 2025 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in Years)
Outstanding at January 1, 2025	32,490,744	$0.13	5.26	$304,071,390
Granted	805,889	$0.14
Exercised	–	$–
Cancelled/forfeited	(238,868)	$0.13
Outstanding at June 30, 2025	33,057,765	$0.13	4.87	$390,846,567

Exercisable at June 30, 2025	27,483,124	$0.13	4.20	$324,936,827

As of June 30, 2025, unrecognized compensation expense related to Share Options was $14,625,203 and expected to be recognized over a weighted-average period of 1.18 years.

The following is a summary of the non-vested Share Option activity for the six months ended June 30, 2025:

	Options	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2025	6,808,475	$5.21
Granted	805,889	$9.49
Vested	(1,914,905)	$3.68
Exercised	–	$–
Cancelled/forfeited	(124,823)	$5.61
Non-vested at June 30, 2025	5,574,636	$6.35

The total fair value of options vested during the six months ended June 30, 2025 was $7,056,266.

A summary of the Share Option activity for the six months ended June 30, 2024 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in Years)
Outstanding at January 1, 2024	30,838,928	$0.14	5.98	$201,186,310
Granted	3,539,627	$0.14
Exercised	(436,074)	$0.14
Cancelled/forfeited	(407,990)	$0.14
Outstanding at June 30, 2024	33,534,491	$0.13	5.84	$375,712,877

Exercisable at June 30, 2024	23,620,196	$0.13	4.79	$264,635,351

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 10 — SHARE-BASED COMPENSATION (cont.)

There were 436,074 options exercised for proceeds of $48,700 during the six months ended June 30, 2024.

As of June 30, 2024, unrecognized compensation expense related to Share Options was $26,786,156 and expected to be recognized over a weighted-average period of 1.09 years.

The following is a summary of the non-vested Share Option activity for the six months ended June 30, 2024:

	Options	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2024	9,700,553	$4.19
Granted	3,539,627	$6.55
Vested	(2,779,542)	$3.81
Exercised	(148,434)	$4.41
Cancelled/forfeited	(397,909)	$4.66
Non-vested at June 30, 2024	9,914,295	$5.11

The total fair value of options vested during the six months ended June 30, 2024 was $10,592,175.

Restricted Share Units (“RSUs”)

We granted 648,510 and 2,711,130 of RSUs during the six months ended June 30, 2025 and 2024, respectively. We used an independent fair value specialist to assist us with estimating the fair value of our ordinary shares on the grant date. The fair value used for RSUs granted during the six months ended June 30, 2025 and 2024 was $9.55 and $6.72, respectively.

A summary of the Restricted Share Unit activity for the six months ended June 30, 2025, is as follows:

	RSUs	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2025	7,694,425	$5.21
Granted	648,510	$9.55
Cancelled/forfeited	(296,458)	$4.48
Outstanding at June 30, 2025	8,046,477	$5.59

As of June 30, 2025, the total unrecognized compensation expense related to RSUs was $12,528,620 and expected to be recognized over a weighted average period of approximately 1.11 years.

A summary of the Restricted Share Unit activity for the six months ended June 30, 2024, is as follows:

	RSUs	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2024	5,006,247	$4.38
Granted	2,711,130	$6.72
Cancelled/forfeited	(38,891)	$6.01
Outstanding at June 30, 2024	7,678,486	$5.18

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 10 — SHARE-BASED COMPENSATION (cont.)

As of June 30, 2024, the total unrecognized compensation expense related to RSUs was $18,340,389 and expected to be recognized over a weighted average period of approximately 1.39 years.

The following is a summary of the non-vested Restricted Share Unit activity for the six months ended June 30, 2025:

	RSUs	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2025	4,211,661	$5.97
Granted	648,510	$9.55
Vested	(473,761)	$5.07
Cancelled/forfeited	(70,965)	$6.13
Non-vested at June 30, 2025	4,315,445	$6.60

The total fair value of RSUs vested during the six months ended June 30, 2025, was $2,404,036.

The following is a summary of the non-vested Restricted Share Unit activity for the six months ended June 30, 2024:

	RSUs	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2024	3,668,839	$4.86
Granted	2,711,130	$6.72
Vested	(941,877)	$5.21
Cancelled/forfeited	(38,891)	$6.01
Non-vested at June 30, 2024	5,399,201	$5.69

The total fair value of RSUs vested during the six months ended June 30, 2024, was $4,907,179.

Restricted Share Award (“RSAs”)

On January 1, 2024, we granted 496,219 immediately vested RSAs with a weighted average grant-date fair value of $6.66. We granted 2,401,884 RSAs with a weighted average grant-date fair value of $9.61 during the six months ended June 30, 2025. A summary of the Restricted Share Award activity for the six months ended June 30, 2025, is as follows:

	RSAs	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2025	5,678,012	$3.18
Granted	2,401,884	$9.61
Cancelled/forfeited	–	$–
Outstanding at June 30, 2025	8,079,896	$5.09

As of June 30, 2025, there was no unrecognized compensation expense related to RSAs.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 10 — SHARE-BASED COMPENSATION (cont.)

A summary of the Restricted Share Award activity for the six months ended June 30, 2024, is as follows:

	RSAs	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2024	5,181,794	$2.85
Granted	496,219	$6.66
Cancelled/forfeited	–	$–
Outstanding at June 30, 2024	5,678,013	$3.19

As of June 30, 2024, the total unrecognized compensation expense related to RSAs was $779,439 and expected to be recognized over a weighted average period of approximately 0.67 years.

A summary of the non-vested Restricted Share Award activity for the six months ended June 30, 2025, is as follows:

	RSAs	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2025	1,295,450	$2.85
Granted	2,401,884	$9.61
Vested	(3,697,334)	$7.24
Cancelled/forfeited	–	$–
Non-vested at June 30, 2025	–	$–

The total fair value of RSAs vested during the six months ended June 30, 2025 was $26,768,054.

A summary of the non-vested Restricted Share Award activity for the six months ended June 30, 2024, is as follows:

	RSAs	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2024	2,590,904	$2.85
Granted	496,219	$6.66
Vested	(1,791,669)	$3.91
Cancelled/forfeited	–	$–
Non-vested at June 30, 2024	1,295,454	$2.85

The total fair value of RSAs vested during the six months ended June 30, 2024 was $7,000,507.

Compensation Expense Allocation

We recognized compensation expense from share-based awards in the amount of $26,969,402 and $35,038,447 for the three and six months ended June 30, 2025, respectively. For the three and six months ended June 30, 2024, we recognized compensation expense from share-based awards in the amount of $8,474,119 and 20,610,934, respectively. We use the graded vesting method of attribution, and we account for forfeitures as they occur. The compensation expense was recorded in the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2025 and 2024 as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
General and administrative	$24,802,131	$5,751,079	$31,062,124	$15,124,647
Technology and development	1,586,014	2,225,770	3,084,857	4,462,998
Marketing and branding	581,257	497,270	891,466	1,023,289
Total	$26,969,402	$8,474,119	$35,038,447	$20,610,934

We did not recognize a tax benefit related to share-based compensation for the three and six months ended June 30, 2025 and 2024.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 11 — NET LOSS PER SHARE

The following presents the calculation of basic and diluted loss per share for the three and six months ended June 30, 2025 and 2024:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Basic and Diluted EPS
Numerator
Net loss attributable to the Company	$(28,274,027)	$(11,575,542)	$(15,188,220)	$(24,005,787)
Preferred shares redemption value accretion	–	(11,096,312)	(21,702,737)	(1,098,804,125)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	(513,080,828)	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	(15,600,000)	–
Excess carrying value of preferred shares repurchased	38,093,537	–	38,093,537	–
Net loss attributable to ordinary shareholders	(518,861,318)	(22,671,854)	(527,478,248)	(1,122,809,912)
Denominator
Weighted-average shares outstanding - basic and diluted	431,390,035	138,878,054	286,155,488	138,346,243
Basic and diluted loss per share	$(1.20)	$(0.16)	$(1.84)	$(8.12)

The following table summarizes potential ordinary shares outstanding that were excluded from the calculation of diluted net loss per ordinary share, because their effect would have been anti-dilutive:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Options	33,057,765	33,534,491	33,057,765	33,534,491
RSAs	8,079,896	5,678,013	8,079,896	5,678,013
RSUs	8,046,477	7,678,486	8,046,477	7,678,486
Public warrants	9,675,386	–	9,675,386	–
Convertible redeemable preferred shares:
Series A-1	–	50,997,533	–	50,997,533
Series A-2	–	47,849,869	–	47,849,869
Series A-3	–	9,503,120	–	9,503,120
Series B-1	–	44,047,138	–	44,047,138
Series B-2	–	30,539,060	–	30,539,060
Series B-3	–	7,054,530	–	7,054,530
Series C	–	45,971,349	–	45,971,349
Series D	–	43,548,544	–	43,548,544
Total convertible redeemable preferred shares	–	279,511,143	–	279,511,143
Total potential ordinary shares outstanding	58,859,524	326,402,133	58,859,524	326,402,133

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 12 — REVENUES

The following tables present a breakdown of our revenue categories presented within our condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2025 and 2024.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Equity and Option Order Flow Income:
Option order flow rebates	$49,065,412	$30,257,156	$94,339,846	$60,145,364
Equity order flow rebates	19,623,426	13,059,779	38,460,174	27,083,688
Total	$68,688,838	$43,316,935	$132,800,020	$87,229,052

Interest and Other Related Income:
Stock lending	$7,637,688	$7,792,949	$13,042,625	$13,476,129
Margin financing	8,617,766	7,022,208	17,519,653	14,409,646
Client bank deposits	17,936,187	13,558,841	32,553,378	29,462,459
Corporate bank deposits	2,094,892	3,524,793	4,310,941	7,048,186
Total	$36,286,533	$31,898,791	$67,426,597	$64,396,420

Handling Charge Income:
Options	7,104,325	$6,456,829	$15,479,547	$13,824,124
Platform and trading fees	13,001,178	3,908,597	22,172,966	6,245,811
Total	$20,105,503	$10,365,426	$37,652,513	$20,069,935

Other Revenue:
Data subscription income	2,037,609	$1,772,544	$4,021,956	$3,387,901
Co-marketing income	–	56,243	–	187,530
Syndicate fees	112,454	238,746	403,475	386,268
Lease income	301,669	283,895	604,397	567,831
Foreign exchange fee	737,002	256,381	1,314,638	417,236
Non-trading rebates	1,151,208	–	1,869,991	–
Proxy income	2,048,315	1,692,805	2,694,888	2,121,748
Other	24,219	14,122	73,710	67,687
Total	$6,412,476	$4,314,736	$10,983,055	$7,136,201

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 13 — OPERATING EXPENSES

The following tables present a breakdown of our expense categories as presented within our condensed consolidated statements of operations and other comprehensive loss for the three and six months ended June 30, 2025 and 2024.

	For the Three Months Ended June 30,		For the Six Months, Ended June 30,
	2025	2024	2025	2024
Brokerage and Transaction:
Clearing and operation cost	$22,489,442	$12,565,945	$37,267,389	$24,240,577
Market and data fees	5,271,994	3,738,722	10,340,088	7,474,045
Handling charge expense	7,039,280	2,658,562	10,438,695	5,181,451
Total	$34,800,716	$18,963,229	$58,046,172	$36,896,073

Technology and Development:
Employee compensation benefits	$13,602,455	9,991,185	$24,819,003	$19,895,969
Cloud service fees	3,513,522	3,273,670	6,921,435	6,641,153
System costs	2,024,472	1,735,291	4,324,903	3,353,106
Total	$19,140,449	$15,000,146	$36,065,341	$29,890,228

Marketing and Branding
Advertising and promotions	$22,237,232	27,849,187	$40,441,568	$55,605,445
Free stock promotions	4,828,103	3,773,825	8,588,422	8,584,785
Employee compensation and benefits	3,235,499	1,559,500	4,261,882	3,006,347
Total	$30,300,834	$33,182,512	$53,291,872	$67,196,577

General and Administrative
Employee compensation and benefits	$38,057,910	19,479,962	$61,044,723	40,626,381
Compliance fees	1,824,891	4,453,301	3,319,827	7,229,836
Office related	5,805,943	4,273,848	11,133,823	8,046,280
Professional services	3,324,013	2,417,355	5,776,021	5,483,598
Depreciation and amortization	1,371,063	777,680	2,153,929	1,702,140
Other	592,904	213,809	1,169,121	436,561
Total	$50,976,724	$31,615,955	$84,597,444	$63,524,796

NOTE 14 — INCOME TAXES

Our interim period tax provisions are based on the actual year to date effective tax rate (“ETR”), as allowed by Accounting Standards Codification (“ASC”) 740-270-30-18, “Income Taxes—Interim Reporting,”.  This method is applied when the application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The discrete method treats the year-to-date period as if it was the annual period and determines the income tax expense or benefit on that basis. The Company believes that, at this time, the use of this method is more appropriate than the annual effective tax rate method as (i) the estimated annual effective tax rate method is not reliable due to the high degree of uncertainty in estimating annual pretax earnings at the jurisdictional and subsidiary levels and (ii) the Company’s ongoing assessment that the recoverability of its deferred tax assets is not likely in jurisdictions which are not profitable.

Our ETR was (718.17)% and (20.44)% for the six months ended June 30, 2025 and 2024, which was different than our Cayman island statutory income tax rate of 0% primarily due to tax accruals in jurisdictions with rates different than our statutory rate and the recognition of full valuation allowances on deferred tax assets with respect to jurisdictions in which we are not profitable.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments

On December 5, 2023, Hunan Shuibao Zhiye Co. Ltd., a subsidiary of ours located in Changsha, China, entered into an agreement with the Hunan Xiangjiang New District Administrative Committee for the right to use 288,680 square feet of land located in Riverside New Town Area, Yuelu District for the purposes of constructing a research and development center (the “Land Use Agreement”). The Land Use Agreement requires that construction be completed by December 31, 2026. The Land Use Agreement expires on December 4, 2063.

Share Purchase Agreement

On March 3, 2025, Webull Securities Limited entered into a conditional share purchase agreement to purchase 18,300 shares (the “Share Purchase”) from the noncontrolling shareholder of Webull Indonesia for IDR27,174,772,385 or the equivalent of $1,689,065. On May 6, 2025, Webull Securities Limited advanced the Share Purchase proceeds to the noncontrolling shareholder. The Share Purchase is contingent on the approval from the Financial Services Authority of the Republic of Indonesia (“OJK”). If the OJK approves the Share Purchase and the transaction closes, Webull Securities Limited’s ownership in Webull Indonesia will increase to 95.1%.

Contingencies

General Matters

We are subject to contingencies arising in the ordinary course of our business, including contingencies related to legal, regulatory, non-income tax and other matters. We record an accrual for loss contingencies at management’s best estimate when we determine that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. If a loss is not probable, or a probable loss cannot be reasonably estimated, no accrual is recorded. Amounts accrued for contingencies in the aggregate were $606,905 as of June 30, 2025 and December 31, 2024.

Regulatory Matters

The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. Federal and state regulators, exchanges, or other self-regulatory organizations investigate issues related to regulatory compliance that may result in enforcement action. We are also subject to periodic regulatory audits and inspections that could in the future lead to enforcement investigations or actions.

Indemnification Agreement

We have an indemnification obligation to our clearing broker for any debit balance in customer accounts that are on an introduced basis. Debit balances may result from, but not limited to, fraudulent, unlawful, or otherwise customer behavior and insufficient collateral with respect to customers’ margin/securities lending balances. We determined we had no contingent indemnification obligation as of June 30, 2025 and December 31, 2024.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 16 — FAIR VALUE MEASUREMENT

Our financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2025 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Financial instruments owned
Equities(1)	$4,281,944	$–	$–	$4,281,944
U.S Treasury Bills(2)	99,657,752	–	–	99,657,752
Customer-held fractional shares	127,456,614	–	–	127,456,614
Total financial assets	$231,396,310	$–	$–	$231,396,310

Liabilities
FX forward contract(3)	$34,885	$–	$–	$34,885
Financial instruments sold not yet purchased(3)	–	–	–	–
Equity	4,952,733	–	–	4,952,733
Fractional share repurchase obligation(3)	127,456,614	–	–	127,456,614
Total financial liabilities	$132,444,232	$–	$–	$132,444,232

(1)	Fair value of equities are classified within prepaid expenses and other current assets on our condensed consolidated statements of financial position.
(2)	Represents U.S. Treasury Bills with an original maturity of less than 90 days and are included within cash equivalents within our condensed consolidated statements of financial position.
(3)	Fair value of obligation is classified within payables due to customers on the condensed consolidated statements of financial position.

During the six months ended June 30, 2025, there were no transfers between levels for financial assets and liabilities.

Our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Financial instruments owned(1)
Equities	$529,984	$–	$–	$529,984
U.S Treasury Bills(2)	233,445,264	–	–	233,445,264
FX forward contract(1)	60,879			60,879
Customer-held fractional shares	108,252,531	–	–	108,252,531
Total financial assets	$342,288,658	$–	$–	$342,288,658

Liabilities
Financial instruments sold not yet purchased
Equity options	$2,196	$–	$–	$2,196
Fractional share repurchase obligation(3)	108,252,531	–	–	108,252,531
Total financial liabilities	$108,254,727	$–	$–	$108,254,727

(1)	Fair value of financial instruments owned are classified within prepaid expenses and other current assets on our condensed consolidated statements of financial position.
(2)	Represents U.S. Treasury Bills with an original maturity of less than 90 days and are included within cash equivalents within our condensed consolidated statements of financial position.
(3)	Fair value of obligation is classified within payables due to customers on our condensed consolidated statements of financial position.

During the year ended December 31, 2024, there were no transfers between levels for financial assets and liabilities.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 17 — RELATED PARTY BALANCES AND TRANSACTIONS

Revenues and Expenses

Apex Clearing, LLC (“Apex Clearing”) is controlled by Peak 6, a minority common and preferred shareholder of Webull Corporation. Until May 9, 2024, Apex Clearing was considered a related party because Matthew Hulsizer was a co-founder of Peak 6 and served as a board member of Webull Corporation until resigning on May 9, 2024.

The following table presents related party revenue and expenses for the three and six months ended June 30, 2025 and 2024 in connection with Apex Clearing.

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
		2025	2024	2025	2024
Revenue earned from related parties
Apex Clearing	(a)	$–	$8,079,110	$–	$34,538,949
Total related party revenue		$–	$8,079,110	$–	$34,538,949
Expenses incurred from related parties
Apex Clearing	(a)	$–	$3,999,669	$–	$14,285,014
Total related party expenses		$–	$3,999,669	$–	$14,285,014

(a)	Apex Clearing is our clearing broker. Apex Clearing was considered a related party until May 9, 2024, the date Matthew Hulsizer resigned from our board of directors. We receive revenue from Apex Clearing that primarily represents interest and fully paid stock lending income derived from cash balances and positions on accounts we have introduced to Apex Clearing. Expenses primarily represent clearing costs. The revenue and expenses in the above table are through May 9, 2024, the date Apex Clearing was no longer determined to be a related party.

NOTE 18 — REVOLVING CREDIT AGREEMENT

On February 21, 2025, Webull Financial LLC (“Webull Financial”), our US broker dealer subsidiary, terminated the revolving credit agreement it entered into with a national bank on September 6, 2024. Simultaneously with the revolving credit agreement termination, Webull Financial entered into a syndicated revolving credit agreement with multiple national banks (the “Syndicated Loan”) that provides for loans up to an aggregate principal amount of $150,000,000. Any outstanding principal under the Syndicated Loan is prepayable in whole or in part and matures on February 20, 2026.

The Syndicated Loan requires monthly interest payments made in arrears. The interest payments are calculated using a daily rate that is based on the greater of (i) the secured overnight financing rate as administered by the Federal Reserve Bank of New York for such day plus 0.11448%, (ii) the Federal Funds Rate for such day, and (iii) 0.25% plus 2.5% per annum, which was 7.06% as of June 30, 2025. We also are required to pay a quarterly commitment fee at a rate of 0.50% per annum on the average daily unused portion of available credit. As of June 30, we had no outstanding principal balance.

The Syndicated Loan provides the administrative agent, which is one of the national banks participating in the syndicated revolving credit agreement, a continuing lien on and security interest in certain of Webull Financial’s bank accounts held for the benefit of its customers. The Syndicated Loan also contains financial covenants. Webull Financial shall at all times maintain (i) a tangible net worth of not less than $135,000,000, (ii) excess net capital of not less than $75,000,000, and (iii) a ratio of total assets to total regulatory capital of not more than 8.0 to 1.0.

As of June 30, 2025, the Company was in compliance with the Syndicated Loan’s financial covenants.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 19 — PROMISSORY NOTES

In connection with the Preferred Share Repurchase as discussed in Note 7 – Convertible Redeemable Preferred Shares, the Company issued unsecured promissory notes with an aggregate principal balance of $100,000,000. The promissory notes mature on April 9, 2027 and their principal balance may be paid in whole or in part prior to maturity. The promissory notes require quarterly interest payments in arrears based on the Federal Reserve’s Daily Secured Overnight Financing Rate plus a spread. The required spread for the first year is one percent and four percent for the second year the promissory notes are outstanding.

As of June 30, 2025, the aggregate principal balance was $100,000,000 and the accrued interest expense recognized was $1,194,055. The effective rate as of June 30, 2025 was 5.45%.

NOTE 20 — OTHER EXPENSE, NET

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Equity offering cost	$10,976,693	$–	$10,976,693	$–
Foreign currency exchange loss	5,740,232	1,590,689	5,843,939	2,037,358
Indemnification obligation adjustment	–	25,314	–	(531,949)
Interest expense	1,516,978	10,046	1,875,552	10,046
Other income	(353,737)	(209,061)	(205,636)	(71,975)
Provision for unexpected credit losses	(220,370)	–	258,665	–
Total	$17,659,796	$1,416,988	$18,749,213	$1,443,480

NOTE 21 — SEGMENT REPORTING

The following table presents significant expenses provided to the CODM for the three and six months ended June 30, 2025 and 2024.

	For the Three Months Ended June 30,		For the six Months Ended June 30,
	2025	2024	2025	2024
Revenues
Equity and option order flow rebates	$68,688,838	$43,316,935	$132,800,020	$87,229,052
Interest related income	36,286,533	31,898,791	67,426,597	64,396,420
Handling charge income	20,105,503	10,365,426	37,652,513	20,069,935
Other revenues	6,412,476	4,314,736	10,983,055	7,136,201
Total revenues	131,493,350	89,895,888	248,862,185	178,831,608
Segment expenses
Brokerage and transaction	34,800,716	18,963,229	58,046,172	36,896,073
Technology and development(1)	17,554,435	12,774,376	32,980,484	25,427,230
Marketing and branding(1)	29,719,577	32,685,242	52,400,406	66,173,288
General and administrative(1)	26,174,593	25,864,876	53,535,320	48,400,149
Other segment items(2)	26,969,402	8,474,119	35,038,447	20,610,934
Total operating expenses per condensed consolidated statements of operations and comprehensive loss	135,218,723	98,761,842	232,000,829	197,507,674
Operating (loss) income	(3,725,373)	(8,865,954)	16,861,356	(18,676,066)
Other expense, net	17,659,796	1,416,988	18,749,213	1,443,480
Provision for income taxes	6,999,777	1,397,200	13,558,002	4,112,661
Net loss	$(28,384,946)	$(11,680,142)	$(15,445,859)	$(24,232,207)

(1)	Excludes share-based compensation. See Note 9 for operating expense allocation.
(2)	Other segment items represent share-based compensation.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2025

NOTE 21 — SEGMENT REPORTING (cont.)

As we are a single segment entity, the significant segment expenses required to be disclosed under ASC 280 are presented throughout the condensed consolidated financial statements including the condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of cash flows, Note 12 – Revenues and Note 13 – Expenses.

Our single segment total assets are equivalent to our total consolidated assets as reported on our condensed consolidated statements of financial position.

NOTE 22 — SUBSEQUENT EVENTS

We have evaluated subsequent events for recognition and disclosure through September 8, 2025, the date our condensed consolidated financial statements were issued.

Standby Equity Purchase Agreement

On July 1, 2025, we entered into a standby equity purchase agreement (“SEPA”) with an accredited investor (the “Investor”). Pursuant to the SEPA, we have the right, but not the obligation to issue the Investor, and the Investor has the obligation to subscribe for Class A ordinary shares (the “Shares”), for an aggregate subscription amount of up to $1 billion (the “Commitment Amount”) at any time until July 1, 2028. The SEPA will automatically terminate on the earlier of July 1, 2028 or when the Investor has subscribed for an amount equal to the Commitment Amount.

The issuance price for each subscription of the Shares is 97.5% of the volume weighted average trading price of the Shares on the Nasdaq Stock Market for the applicable trading day in which shares were subscribed for and issued.

As of September 8, 2025, we have issued 9,750,000 Class A ordinary shares for proceeds of $149,161,400 in connection with the SEPA.

Business Combination

On July 11, 2025, Webull Corporation, Feather Sound II, and Webull Pay, Inc. (“Webull Pay”), an exempted company limited by shares incorporated under the laws of the Cayman Islands, entered into a business combination agreement whereby Webull Pay will merge into Feather Sound II with Webull Pay surviving the merger as a wholly owned subsidiary of Webull Corporation (the “Webull Pay Merger”). The Company will pay total merger consideration of $60,000,000 to Webull Pay shareholders in a combination of cash and ordinary shares. The cash and share portion of the merger consideration is $27,534,365 and $32,465,635, respectively, with the share portion representing 2,676,468 ordinary shares valued at price of $12.13 per share based upon the volume-weighted adjusted price of the Company’s Class A ordinary shares for the 30 days prior to July 11, 2025.

The closing is expected to take place in September 2025, subject to satisfaction or waiver of customary conditions including the performance by all parties of their respective covenants, agreements, and obligations, and the receipt of all required approvals, licenses, consents, and filings necessary to consummate the Webull Pay Merger.

The Webull Pay Merger will be considered a related party transaction as our Chief Executive Officer, who is our controlling shareholder, is a principal shareholder of Webull Pay, Inc. We expect to account for the Webull Pay Merger as a business combination using the acquisition method of accounting.